CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
Putnam Investment Funds:

We consent to the use of our reports dated September 7, 2016 with respect to the financial statements of Putnam Growth Opportunities Fund, September 9, 2016 with respect to the financial statements of Putnam Research Fund, and November 11, 2016 with respect to the financial statements of Putnam Government Money Market Fund, each a series of Putnam Investment Funds, included herein, and to the references to our firm under the captions Financial Highlights in the prospectuses and Independent Registered Public Accounting Firm and Financial Statements in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts
February 23, 2017